Mail Stop 6010

December 20, 2007

Adam D. Singer, M.D.
Chief Executive Officer
IPC the Hospitalist Company, Inc.
4605 Lankershim Boulevard, Suite 617
North Hollywood, CA 91602

> **Re:** **IPC The Hospitalist Company Inc.**
> **Amendment No. 3 to the Registration Statement on Form S-1**
> **Filed December 14, 2007**
> **File No. 333-145850**

Dear Dr. Singer:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1/Amendment No. 3

Consolidated Financial Statements, F-1
Notes to Consolidated Financial Statements, page F-7

8. Stock Option Plans, F-16

1. Refer to your response to comment 3. Since you have indicated you will be providing additional disclosure and an adjustment to stock based compensation in a future filing, we are deferring a final evaluation of stock compensation and other costs recognized until

such information is provided and the estimated offering price is specified. We may have further comment in this regard when the amendment containing that information is filed.

9. Redeemable Convertible Preferred Stock, page F-17

2. Refer to your response to comment four. Given that these shares are convertible, please explain to us the consideration given to paragraph 61 of SFAS 128 that states that the if-converted method is used for such securities to arrive at basic EPS. Further explain how the reduction of earnings for the non-cumulative dividends is appropriate under paragraph 61(a) of SFAS 128.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please furnish your letter to us via EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Jim Peklenk at (202) 551-3661 or Jim Atkinson, Accounting Branch Chief at (202) 551-3674 if you have questions regarding comments on the financial statements and related matters. Please contact Song Brandon at (202) 551-3621 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Robert W. Kadlec, Esq.
Sidley Austin LLP
555 West Fifth Street, Suite 4000
Los Angeles, CA 90013